Mail Stop 3561

April 23, 2009

Bryan Sawarynski, President, Chief Executive
    Officer, Principal Accounting Officer, and
    Chairman of the Board of Directors
National Golf Emporium, Inc.
25188 Genesee Trail Road, #250
Golden, Colorado 80401

> **Re:** **National Golf Emporium, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 16, 2009**
> **File No. 333-156069**

Dear Mr. Sawarynski:

We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Risk Factors, page 2

"Certain of Our Stockholders Have Previously Been Involved …," page 3

1. We reviewed your response to comment one in our letter dated March 19, 2009. Please revise this risk factor to state that certain of the development stage companies did not timely file reports with us, as you indicate on page 1.

"Changes in Government Regulations and Laws Affecting the IT Industry …," page 3

2. We reviewed your response to comment 18 in our letter dated March 19, 2009. Please revise this risk factor or add a new one to disclose the effect on your business of existing or probable local, state or federal governmental laws or regulations related to e-commerce.

Item 11. Information about the Registrant, page 8

Marketing, page 10

3.   We reviewed your response to comment four in our letter dated March 19, 2009
        and reissue this comment in part. Your use of phrases such as "enhance [your]
        name recognition" under this heading, as well the following phrases in your risk
        factor regarding your limited operating history on page 2, continue to suggest that
        you already have established your online community for golfers:

        •   "strengthen customer loyalty;" and

        •   "maintain strategic relationships."

        These are only examples. Please revise these and any other similar statements in
        your registration statement or tell us why it is not appropriate to do so.

4.   We reviewed your response to comment 16 in our letter dated March 19, 2009. In
        the bullet "Strategic Online Marketing Relationships" under this heading and
        elsewhere in your registration statement, you disclose that you expect your
        website to be completed in 90 days. We note that Section 6 of your Web Site
        Design Project Contract with DanSites Web Design provides that the parties
        "agree to work expeditiously to complete the web Design Project no later than 60
        days after Client has submitted all necessary materials." You attached as Exhibit
        A to your response letter dated April 16, 2009 a letter from DanSites Web Design
        dated March 13, 2009 acknowledging that DanSites "is now in possession of the
        complete text and graphics content for your web design." It appears based on the
        contract provision and the acknowledgment letter from DanSites that your website
        should be operational on or around May 13, 2009. If this is not the case, please
        disclose the nature of the delays you have experienced and when you expect your
        website to be operational, as we would expect the 90 day timeframe you reference
        to have lapsed by now, at least in part. Given that your business depends on the
        operation and maintenance of your website, if you have experienced delays in the
        development of your website please also disclose whether you expect to
        experience similar delays in the future.

Current Operations, page 11

5.   We reviewed your response to comments two and four in our letter dated March
        19, 2009. Your revised disclosure under this heading and under the heading "Plan
        of Operations" on page 13 states that your "President has commenced contacting
        various manufacturers, suppliers, distributors and golf professionals for
        information regarding costs for goods" and "to qualify as, and to apply for,

manufacturer representatives." The next paragraph states that you will have to continually update your site "[a]s more suppliers, manufacturers and distributors are added." The latter disclosure suggests that you already have suppliers, manufactures and distributors. Please clarify whether you have any suppliers, manufacturers or distributors. If not, please revise the latter disclosure. If so, please revise the former disclosure to describe the relationships you currently have established.

Management's Discussion and Analysis of Financial Condition and …, page 13

General

6.   Please revise to discuss any material changes in your financial condition or results of operations from September 30, 2008 to the date of the most recent interim balance sheet provided. Refer to Item 303(b) of Regulation S-K.

Capital Liquidity and Resources [*sic*], page 14

7.   We reviewed your response to comment nine in our letter dated March 19, 2009. Under this heading you state that you "believe that [you] will be able to raise sufficient funds in the event that funding is required to pursue [your] business over the next twelve months." In light of the current economic conditions and the tight credit markets, please disclose the basis for your belief.

We also reviewed your response to comment 10 in our letter dated March 19, 2009. Given your belief that you will need approximately $100,000 to satisfy your cash requirements over the next twelve months and your statement that your current cash and expected cash flow will not be sufficient to sustain your current level of operations, please disclose which anticipated expenditures you expect to forgo if you are unable to obtain additional funding. Please also reconcile these statements with your risk factor disclosure on page 2 that "you believe that the cash flow generated from operations will be sufficient to fund [your] operations for the next year …"

8.   Under this heading you also disclose that you believe "that the actions presently being taken to implement [your] stated business plan and generate revenues provide the opportunity for [you] to continue as a going concern." Immediately after this statement, please cross-reference to your risk factor that "[Your] auditor raises substantial doubt about [your] ability to continue as a going concern."

Item 16. Exhibits and Financial Statement Schedules, page II-4

9.   We reviewed your response to comment 11 in our letter dated March 19, 2009. It
        appears that the double asterisk should reference the date of filing of Amendment
        No. 1 or March 4, 2009. Please revise or advise.

Exhibit 5.1 Opinion

10.   We reviewed your response to comment 15 in our letter dated March 19, 2009
        and reissue this comment.

Exhibit 10.3, Website Design Project Contract

11.   We reviewed your response to comment 16 in our letter dated March 19, 2009.
        We note that the DanSites acknowledgment letter dated March 13, 2009 that is
        attached to your response letter as Exhibit A is signed by David D. Allison.
        Please tell us the nature of David Allison's association with DanSites. We may
        have further comment.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara
Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions
you may have.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188